

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Jeffrey H. Smulyan
Chief Executive Officer
Monument Circle Acquisition Corp.
One EMMIS Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

  Re: Monument Circle Acquisition Corp.
     Draft Registration Statement on Form S-1
     Submitted October 22, 2020
     CIK No. 0001828325

Dear Mr. Smulyan:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary Financial Data, page 33

1. Please revise to include a separate "as-adjusted" column giving effect to the sale of units in this offering and the private placement warrants, along with explanatory notes as appropriate.

Dilution, page 71

2. We note you disclose in the second paragraph that "After giving effect to the sale of 20,000,000 shares of Class A common stock.....our pro forma net tangible book value at October 9, 2020 would have been $0.82 or $0.72 per share." However, your calculations on page 72 indicate that the pro forma net tangible book value as of October 9, 2020

giving effect to the offering would be $5,000,004 or $0.82 per share. Please revise to include consistent disclosures.

3.   Please revise to include calculations of pro forma net tangible book value per share if the underwriters exercise their option to purchase additional units in full.

Principal Stockholders, page 121

4.   Please revise your disclosure to identify the natural person or persons who share voting and investment control of the shares held by Monument Circle Sponsor LLC.

Description of Securities
Common Stock, page 127

5.   You define "completion window" at page 1 and indicate at page 56 that some blank check companies have extended the time to consummate an initial business combination. Expand the disclosure in this section to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that your charter is amended to allow for an extended "completion window" beyond the currently specified 24 months.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Raphael M. Russo